Exhibit T3A.44

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

JELLI, INC.

ARTICLE I

The name of this Corporation is Jelli, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware, New Castle County, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The total number of shares of capital stock which the Corporation shall have authority to issue is one thousand (1,000), all of which shares shall be Common Stock having a par value per share of $0.01.

ARTICLE V

In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this certificate of incorporation, bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation. Election of directors need not be by written ballot.

ARTICLE VI

(a) Director Liability. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability or limitation of liability is not permitted under the DGCL as in effect at the time such liability is determined. No repeal, amendment or modification of the foregoing provisions of this ARTICLE SIXTH, nor the adoption of any provision in this Certificate of Incorporation inconsistent with this clause (a) of this ARTICLE SIXTH, shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such repeal, amendment, or modification or adoption of an inconsistent provision.

(b) Indemnification.

(i) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director

(ii) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(iii) Neither any amendment nor repeal of this ARTICLE SIXTH, nor the adoption of any provision of this Restated Certificate inconsistent with this ARTICLE SIXTH, shall eliminate or reduce the effect of this ARTICLE SIXTH in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE SIXTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.

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